certificate of formation

of

CPG 2017 VINTAGE ACCESS FUND, LLC

Under Section 18-201 of the
Delaware Limited Liability Company Act

The undersigned, being an authorized person, desiring to form a limited liability company pursuant to the Delaware Limited Liability Company Act (6 Del. C. Section 18-101, et seq.) (the "Act"), hereby certifies as follows:

FIRST: The name of the limited liability company is CPG 2017 Vintage Access Fund, LLC (the "Company").

SECOND: The address of the registered office of the Company and the name and address of the registered agent for service of process on the Company, required to be maintained by Section 18-104 of the Act, is Corporation Service Company, 2711 Centerville Road, Suite 400, County of New Castle, Wilmington, Delaware 19808.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 17th day of May, 2017.

By:	/s/ Mitchell A. Tanzman
Name: Mitchell A. Tanzman
Title: Authorized Person